UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                                (Amendment No.1)




                                 (Rule 13d-102)

                 Information to be Included in Statements Filed
          Pursuant to Rule 13d-1(b), (c) and (d) and Amendments thereto
                          Filed Pursuant to Rule 13d-2

                    Under the Securities Exchange Act of 1934


                              Veraz Networks, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    923359103
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                                 (CUSIP Number)

                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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


                                Explanatory Note


         This Amendment No.1 to the Schedule 13G filed with the Securities and Exchange Commission by the Reporting Person on February 14, 2008 amends a typographical error in Item 4(b), specifically, correcting the percent of class held to 27.1%.








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





CUSIP No.   923359103
--------------------------------------------------------------------------------

         1. Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only).

              ECI Telecom Ltd.
--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)


              (a)    []


              (b)    []
--------------------------------------------------------------------------------

         3.   SEC Use Only
--------------------------------------------------------------------------------

         4.   Citizenship or Place of Organization  Israel
--------------------------------------------------------------------------------
Number of Shares       5.    Sole Voting Power   11,078,890


Beneficially           6. Shared Voting Power 0


Owned by Each          7. Sole Dispositive Power 11,078,89


Reporting Person       8. Shared Dispositive Power 0

With



--------------------------------------------------------------------------------
         9. Aggregate Amount Beneficially Owned by Each Reporting Person 11,078,890
--------------------------------------------------------------------------------

         10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
--------------------------------------------------------------------------------

         11.  Percent of Class Represented by Amount in Row (9)    27.1%
--------------------------------------------------------------------------------
         12. Type of Reporting Person CO

--------------------------------------------------------------------------------

Item 1.

       (a) Name of Issuer: Veraz Networks, Inc.

       (b) Address of Issuer's Principal Executive Offices: 926 Rock Avenue, Suite 20 San Jose, California 95131.

Item 2.

       (a) Name of Person Filing: ECI Telecom Ltd.

       (b)    Address of Principal Business Office or, if none, Residence:
30 Hasivim Street, Petah Tikva 49133, Israel

       (c) Citizenship: Israel

       (d) Title of Class of Securities Common Stock, $0.001 par value ("Common Stock")

       (e) CUSIP Number: 923359103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

       Not applicable.

Item 4.    Ownership

       (a)    Amount beneficially owed: 11,078,890 shares of Common Stock.

       (b) Percent of class: 27.1% (based on 40,880,540 shares of Common Stock issued and outstanding as of October 31, 2007 as reported in the Quarterly Report of the Issuer on Form 10-Q for the period ended September 30, 2007).

       (c) Number of shares as to which the person has:

              (i) Sole power to vote or to direct the vote - 11,078,890 shares of Common Stock.

              (ii)  Shared power to vote or to direct the vote - 0

              (iii) Sole power to dispose or to direct the disposition of - 11,078,890 shares of Common Stock.

              (iv)  Shared power to dispose or to direct the disposition of - 0

Item 5.    Ownership of Five Percent or Less of a Class

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.

Item 7.    Identification  and  Classification  of the  Subsidiary
Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.

Item 9.  Notice of Dissolution of Group

         Not Applicable.

                                   Page 4 of 5



Item 10.   Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.







                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          Date: February 21, 2008

                                          ECI TELECOM LTD.

                                          By: /s/ Itzik Zion
                                             --------------------
                                          Name: Itzik Zion
                                          Title: Executive Vice President and
                                          Chief Financial Officer


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